  Exhibit 99.1

FINCERA INC.

27/F Kai Yuan Finance Center, No. 5, East Main Street,
Shijiazhuang, Hebei
People’s Republic of China

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held August 30, 2018

To the Shareholders of
Fincera Inc.

Notice is hereby given that the Annual Meeting of the Shareholders of Fincera Inc. (the “Company”) will be held on August 30, 2018 at 10:00 a.m. local time at the offices of the Company located at 27/F Kai Yuan Finance Center, No. 5, East Main Street, Shijiazhuang, Hebei, People’s Republic of China.  The meeting is called for the following purposes:

1.
To elect a board of five directors.

2.
To ratify the appointment of Marcum Bernstein & Pinchuk LLP as the independent auditor of the Company for the fiscal year ending December 31, 2018.

3.
To consider and take action upon such other matters as may properly come before the meeting or any adjournment or adjournments thereof.

The close of business on July 11, 2018 has been fixed as the record date for the purpose of determining the shareholders entitled to notice of, and to vote at, the meeting.  The share transfer books of the Company will not be closed.

All shareholders are cordially invited to attend the meeting.  Whether or not you expect to attend, you are respectfully requested by the Board of Directors to sign, date and return the enclosed proxy card promptly to ensure your representation at the meeting.  Shareholders who appoint proxies retain the right to revoke them at any time prior to the voting thereof.  A return envelope which requires no postage if mailed in the United States is enclosed for your convenience.  You may obtain directions to the meeting by calling our offices at +86-311-83827688.  This Proxy Statement, a form of proxy card and our most recent Annual Report are available online at the following internet address: https://www.fincera.net/investor-relations.

By Order of the Board of Directors,

/s/ Yong Hui Li
Chairman and Chief Executive Officer

Dated: July 13, 2018

FINCERA INC.
27/F Kai Yuan Finance Center, No. 5, East Main Street,
Shijiazhuang, Hebei
People’s Republic of China

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of Fincera Inc. (the “Company,” “Fincera,” “we,” “us,” or “our”) for the Annual Meeting of Shareholders (the “Annual Meeting”) to be held at the offices of the Company located at 27/F Kai Yuan Finance Center, No. 5, East Main Street, Shijiazhuang, Hebei, People’s Republic of China, on August 30, 2018, at 10:00 a.m. local time and for any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. Any shareholder appointing such a proxy has the power to revoke it at any time before it is voted. Written notice of such revocation should be forwarded directly to the secretary of the Company at the above stated address.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy card on which no instruction is specified will be voted in favor of the actions described in this Proxy Statement and for the election of the nominees set forth under the caption “Proposal No. 1: Election of Directors.”

The date on which this Proxy Statement and the accompanying form of proxy card will first be mailed or given to the Company’s shareholders is on or about July 20, 2018.

Your vote is important. Accordingly, you are urged to sign and return the accompanying proxy card whether or not you plan to attend the meeting to ensure your representation at the meeting. If you do attend the meeting and are a record holder, you may vote by ballot at the meeting and your proxy will be deemed to be revoked. If you hold your shares in street name and wish to vote your shares at the meeting, you should contact your broker about getting a proxy appointing you to vote your shares.

VOTING SECURITIES

Only holders of ordinary shares of the Company, $.001 par value per share (the “Shares”), of record at the close of business on July 11, 2018 are entitled to vote at the meeting. On the record date, the Company had 48,880,254 Shares issued and outstanding entitled to vote. For purposes of voting at the meeting, each Share is entitled to one vote upon all matters to be acted upon at the meeting. No less than one-third in nominal value of the outstanding Shares represented at the meeting in person or by proxy shall constitute a quorum throughout the meeting. The affirmative vote of a majority of the votes cast in person or by proxy at the Annual Meeting and entitled to vote is required for the election of our directors and the ratification of the appointment of Marcum Bernstein & Pinchuk LLP, independent certified public accountants, as our independent auditor.

Only Shares that are voted are taken into account in determining the proportion of votes cast for a proposal.  Therefore, any Shares not voted (whether by abstention, broker non-vote or otherwise) will only impact the percentage of votes cast for or against each proposal. Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved.

VOTING

If you are a shareholder of record, you may vote in person at the Annual Meeting. We will give you a ballot when you arrive. If you do not wish to vote in person or you will not be attending the Annual Meeting, you may vote by proxy. If you have received a printed copy of these proxy materials by mail, you may vote by proxy using the enclosed proxy card. To vote by proxy using the enclosed proxy card (only if you have received a printed copy of these proxy materials by mail), complete, sign and date your proxy card and return it promptly in the envelope provided.

If you intend to vote by proxy, your vote must be received by the Company by 12:00 noon local time on August 29, 2018 to be counted.

If you are a beneficial owner whose Shares are held in an account at a broker, bank or other nominee, please follow the directions provided to you by your bank, broker or other nominee. If you wish to vote in person at the meeting, please contact your bank, broker or other nominee for the procedures necessary to allow you to vote your Shares in person. If you do not provide your bank, broker or other nominee with instructions on how to vote your “street name” Shares, your bank, broker or nominee will not be permitted to vote your Shares on non-routine matters (a broker “non-vote”). Therefore, without your instruction, your bank, broker or nominee may not vote for Proposal 1, but may vote for Proposal 2. Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved. We encourage you to provide instructions to your broker regarding the voting of your Shares.

PROPOSAL NO. 1: ELECTION OF DIRECTORS

The Board has nominated four current directors for re-election and one new director candidate to serve until the next Annual Meeting of Shareholders or until their successors are duly elected and qualified. Current director Spencer Ang Li will not stand for re-election at the Annual Meeting and will resign his position as a director on the Board effective at that time. It is intended that the proxy appointed by the accompanying proxy card will vote for the election, as directors, of the five persons named below, unless the proxy card contains contrary instructions.

The Company has no reason to believe that any of the nominees will not be a candidate or will be unable to serve as director. However, in the event that any of the nominees should become unable or unwilling to serve as a director, the persons named in the proxy have advised that they will vote for the election of such person or persons as shall be designated by the directors, unless the proxy card contains contrary instructions.

The following pages set forth the names, ages and director start dates of the five nominees for election as directors, their respective principal occupations and brief employment history of the past five years, including the names of other publicly held companies of which each serves or has served as a director during the past five years.

Yong Hui Li, 55, has served as Fincera’s Chairman and Chief Executive Officer and as a member of Fincera’s Board since April 9, 2009. Mr. Li is the founder, Chairman and Chief Executive Officer of AutoChina Group Inc. (“ACG”) and Hebei Kaiyuan Real Estate Development Co., Ltd. (“Hebei Kaiyuan”) which was previously the second largest shareholder of Shijiazhuang International Building, a construction company traded on the Shenzhen Stock Exchange under the ticker symbol CN: 000600. Mr. Li founded Hebei Kaiyuan in November 1998 and ACG in July 2007. Mr. Li has also served as the Chairman of Prime Acquisition Corp., a blank check company, since its inception in February 2011 until September 2013. From February 2001 to May 2006, Mr. Li helped oversee Hebei Kaiyuan’s development of the largest steel-framed construction project in Hebei Province, consisting of residential complexes, office towers and an upscale shopping mall, which covered over one million square feet. In 1994, Mr. Li founded Shijiazhuang Hi-tech Zone Kaiyuan Auto Trade Co., which was a pioneer in the commercial vehicle leasing business in Hebei Province. He graduated from Tianjin University in June 1985 with a bachelor degree in Optical Physics. Yong Hui Li is Spencer Ang Li’s father.

James Cheng-Jee Sha, 67, has served as a member of Fincera’s Board since its inception. Mr. Sha served as Chairman of Fincera’s Board and Chief Executive Officer from its inception to April 9, 2009. Mr. Sha founded and has been a partner of Spring Creek Investments since December 1999. Spring Creek Investments is a private investment firm specializing in principal investments and business consultations with internet and infrastructure companies. Mr. Sha also has served as the Chief Executive Officer of Optoplex Corporation, a communication networks company, since 2001. From September 2005 to February 2007, Mr. Sha served as Chief Executive Officer of AppStream, a software application virtualization company. From February 1999 to September 1999, Mr. Sha served as the Chief Executive Officer for Sina.com (NASDAQ: SINA), a global Chinese on-line media company and value added information service provider. From July 1996 to August 1998, Mr. Sha served as the Chief Executive Officer of Actra Business Systems, a joint venture between Netscape Communications Corporation and GE Information Services (GEIS), providing next-generation internet commerce application solutions for both business-to-consumer and business-to-business commerce markets. From August 1994 to August 1998, Mr. Sha served as Senior Vice President and General Manager of Netscape Communications Corporation, a computer services company until its merger with AOL. From May 1990 to August 1994, Mr. Sha was a Vice President at Oracle Corporation (NASDAQ:ORCL), a database management and development systems software company. From June 1986 to May 1990, Mr. Sha was a Vice President at Wyse Technology, Inc., a hardware, software and services computing company. Mr. Sha currently serves as a member of the audit committee and the board of directors of Tom.com (HK: 8282), a wireless internet company in the PRC providing value-added multimedia products and services. Mr. Sha also currently serves as a director of Armorize Corp. From 1998 to 2000, Mr. Sha also served on the board of Abovenet. Mr. Sha also serves as a trustee of the University of California at Berkeley Foundation and is a Board member of the Berkeley Chinese Alumni International Association. Mr. Sha graduated from National Taiwan University with a BS in Electrical Engineering, the University of California at Berkeley with an MS in EECS and from Santa Clara University with an MBA.

Diana Chia-Huei Liu, 54, has served as a member of Fincera’s Board since its inception. Ms. Liu served as President of Fincera from its inception to April 9, 2009. Ms. Liu has also served as the Chief Executive Officer and a director of Prime Acquisition Corp., a blank check company, since its inception in February 2011. Ms. Liu has served as the President and Managing Director of Cansbridge Capital, a private investment firm specializing in early stage investments along the west coast of North America (namely U.S. and Canada) and Asia, since August 1998. Prior to Cansbridge, Ms. Liu served as the Executive Vice-President at Polaris Securities Group (TW: 6011), an investment firm in Taiwan, where she founded and managed its North American operations from April 1994 to August 1998. From August 1991 to April 1994, Ms. Liu was an account portfolio manager in global private banking at the Royal Bank of Canada (NYSE:RY), a full-service banking firm. From October 1988 to August 1991, Ms. Liu served as the regional sales manager for the province of British Columbia, Canada, at CIBC Securities, a subsidiary of CIBC (NYSE:CM), a full- service banking firm, where she founded and managed the mutual funds promotion division. Ms. Liu has served since March 2006 as a member of the Executive Committee and the Chair of the Investment Committee at the Asia Pacific Foundation, a Canadian federal government created think tank and policy advisory board where she works closely with the co-CEOs on operational issues and investment of its endowment funds. In addition, she also currently serves as a director of the Vancouver Goh Ballet Society and BaySpec, Inc., a supplier of optical components. Ms. Liu graduated with a BA in economics from the University of British Columbia in Canada.

Leon Ling Chen, 54, has served as a member of Fincera’s Board since December 29, 2011. Mr. Chen is the Managing Director of Graham Vacuum and Heat Transfer Technology (Suzhou) Co., Ltd., the Chinese subsidiary of Graham Corporation (NYSE Amex: GHM), where he manages China operations, oversees financial control and accounting activities, and leads the expansion of sales and distribution networks within China. Mr. Chen joined Graham Vacuum and Heat Transfer Technology (Suzhou) Co., Ltd. in January of 2006, and also serves as a member of the board of directors of the company. Prior to his tenure at Graham, Mr. Chen was President and CEO of Bayspec Inc., a vertically integrated spectral sensing company. Mr. Chen received a BS in engineering from Tianjin University in China, and a BA in Economics from University of International Business & Economics in Beijing, China.

Hui “Tom” Shen, 46, is a new director candidate for election to the Board by the Company’s shareholders at the Annual Meeting. Mr. Shen has served as the Head of Operations for Fincera since August 2015. Concurrently, he has served as Executive Director for Fincera’s online lending subsidiary, Qingyi Technology, since July 2015. Since 2008, Mr. Shen has served in various roles at Fincera headquarters, including General Manager of Administration, Head of IT Operations, and Head of Human Resources. Before joining Fincera, from 1998 to 2007, Mr. Shen was a Sales Manager at Hebei Kaiyuan Real Estate Development where he managed and executed the sales and marketing strategy. Mr. Shen received a Bachelor’s degree in Agricultural Trade from Hebei Agricultural University in 1997.

THE BOARD OF DIRECTORS RECOMMENDS VOTING “FOR” THE ELECTION OF EACH OF THE ABOVE NOMINEES.

PLEASE NOTE: If your Shares are held in street name, your broker, bank, custodian, or other nominee holder may not be able to vote your Shares on this proposal unless you direct the holder how to vote, by marking your proxy card or by following the instructions on the proxy card to vote by Internet.

THE BOARD OF DIRECTORS AND COMMITTEES

During the year ended December 31, 2017, the Board met three times and took action by written consent on ten occasions. All of the directors attended 75% or more of the aggregate of meetings of the Board and meetings of any committee of which such director is a member. Each director is expected to participate, either in person or via teleconference, in meetings of our Board and meetings of committees of our Board of which each such director is a member, and to spend the time necessary to properly discharge such director’s respective duties and responsibilities. We do not have a written policy with regard to directors’ attendance at annual meetings of shareholders; however, all directors are encouraged to attend the Annual Meeting. The Board has determined that James Cheng-Jee Sha, Diana Chia-Huei Liu and Leon Ling Chen are each an independent director as defined in Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market LLC (the “Listing Rules”).

Committee Membership
	Audit Committee	Governance and Nominating Committee	Compensation Committee
James Cheng-Jee Sha	C	M	M
Diana Chia-Huei Liu	M	M	C
Leon Ling Chen	M	C	M

C Committee Chair
M Committee Member

Audit Committee. The Audit Committee, consisting of Messrs. Sha (Chair) and Chen and Ms. Liu, oversees the Company’s financial reporting process on behalf of the Board. The audit committee operates under a written charter, which is available on our website at https://www.fincera.net/investor-relations. During the year ended December 31, 2017, the Audit Committee met three times and took action by written consent on one occasion. The Audit Committee’s responsibilities include the following functions:

●
appoint and replace the independent auditor to conduct the annual audit of our books and records;

●
review the proposed scope and results of the audit;

●
review and pre-approve the independent auditor’s audit and non-audited services rendered;

●
approve the audit fees to be paid;

●
review accounting and financial controls with the independent auditor and our internal auditors and financial and accounting staff;

●
review and approve related party transactions; and

●
meet separately and periodically with management and our internal auditor and independent auditor.

Our Board has determined that Mr. Sha, the Chair of the Audit Committee, is an “audit committee financial expert” as defined by regulations promulgated by the United States Securities and Exchange Commission (“SEC”).

Governance and Nominating Committee. The Governance and Nominating Committee consists of Messrs. Sha and Chen (Chair) and Ms. Liu, and is responsible for identifying potential candidates to serve on our Board and its committees. The Governance and Nominating Committee operates under a written charter, which is available on our website at https://www.fincera.net/investor-relations. During the year ended December 31, 2017, the Governance and Nominating Committee did not meet and took action by written consent on one occasion. The committee’s responsibilities include the following functions:

●
developing the criteria and qualifications for membership on the Board;

●
recruiting, reviewing and nominating candidates for election to the Board or to fill vacancies on the Board;

●
reviewing candidates for election to the Board proposed by shareholders, and conducting appropriate inquiries into the background and qualifications of any such candidates;

●
establishing subcommittees for the purpose of evaluating special or unique matters;

●
monitoring and making recommendations regarding Board committee functions, contributions and composition; and

●
evaluating, on an annual basis, the governance and nominating committee’s performance.

The Governance and Nominating Committee will consider director candidates recommended by shareholders. Shareholders who wish to recommend to the governance and nominating committee a candidate for election to the Board should send their letters to:

Fincera Inc., 27/F Kai Yuan Finance Center, No. 5
East Main Street, Shijiazhuang, Hebei Province, 050011
People’s Republic of China
Attention: Governance and Nominating Committee.

The corporate secretary will promptly forward all such letters to the members of the Governance and Nominating Committee. Shareholders must follow certain procedures to recommend to the Governance and Nominating Committee candidates for election as directors. In general, in order to provide sufficient time to enable the Governance and Nominating Committee to evaluate candidates recommended by shareholders for nomination in connection with the Company’s annual meeting of shareholders, the corporate secretary must receive the shareholder’s recommendation no later than thirty (30) days after the end of the Company’s fiscal year. For a list of information required to be submitted with a recommendation, please contact the Company’s secretary at the address listed above.

In accordance with the Company’s Governance and Nominating Committee Charter, the governance and nominating committee will consider those factors it deems appropriate in evaluating director nominees made either by the Board or Shareholders, including but not limited to independence as defined in Rule 5605(a)(2) of the Listing Rules, professional reputation, ability to understand financial statements, relevant experience and expertise, knowledge of the Company and issues affecting the Company, moral and ethical character, and the ability to suggest business opportunities. Depending upon the current needs of the Board, certain factors may be weighed more or less heavily. In considering candidates for the Board, the directors evaluate the entirety of each candidate’s credentials and do not have any specific minimum qualifications that must be met. “Diversity,” as such, is not a criterion that the committee considers. The committee will consider candidates from any reasonable source, including current Board members, shareholders, professional search firms or other persons.

The Company’s Governance and Nominating Committee did not receive a recommended director nominee from a shareholder that beneficially owned more than 5% of the Company’s Shares for at least one year as of the date the recommendation was made, or from a group of shareholders that beneficially owned, in the aggregate, more than 5% of the Company’s Shares.

Compensation Committee.  The Compensation Committee consists of Messrs. Sha and Chen and Ms. Liu (Chair) and is responsible for making recommendations to the Board concerning salaries and incentive compensation for our officers and employees. It also administers our stock option plans. The Compensation Committee operates under a written charter, which is available on our website at https://www.fincera.net/investor-relations. During the year ended December 31, 2017, the Compensation Committee did not meet and took action by written consent on one occasion. The committee’s responsibilities include the following functions:

●
at least annually review the Company’s corporate goals and objectives relevant to the executives’ compensation; evaluate the executives’ performance in light of such goals and objectives; and, either as a Compensation Committee or, together with the other independent directors (as directed by the Board), determine and approve the executives’ compensation levels based on this evaluation. In determining the long-term incentive component of the executives’ compensation, the Compensation Committee will consider the Company’s performance, the value of similar incentive awards to the executives at comparable companies, the awards given to the executives in past years and any relevant legal requirements and associated guidance of the applicable law;

●
at least annually review and make recommendations to the Board with respect to non-executive officer and independent director compensation to assist the Board in making the final determination as to non-executive officer and independent director compensation;

●
attempt to ensure that the Company’s compensation program is effective in attracting and retaining key employees, reinforce business strategies and objectives for enhanced shareholder value, and administer the compensation program in a fair and equitable manner consistent with established policies and guidelines;

●
administer the Company’s incentive compensation plans and equity-based plans, insofar as provided therein;

●
make recommendations to the Board regarding approval, disapproval, modification, or termination of existing or proposed employee benefit plans;

●
approve any stock option award or any other type of award as may be required for complying with any tax, securities, or other regulatory requirement, or otherwise determined to be appropriate or desirable by the Compensation Committee or the Board;

●
approve the policy for authorizing claims for expenses from the executives;

●
review and assess the adequacy of this charter annually; and

●
review and approve the compensation disclosure and analysis prepared by the Company’s management, as required to be included in the Company’s proxy statement or annual report on Form 20-F, or equivalent, filed with the SEC.

Board Leadership Structure and Role in Risk Oversight

The Board believes that Mr. Li’s service as both Chairman of the Board and Chief Executive Officer is in the best interest of the Company and its shareholders. Mr. Li possesses detailed and in-depth knowledge of the issues, opportunities and challenges facing the Company and its business and is thus best positioned to develop agendas that ensure that the Board’s time and attention are focused on the most critical matters. His combined role enables decisive leadership, ensures clear accountability, and enhances the Company’s ability to communicate its message and strategy clearly and consistently to the Company’s shareholders, employees, customers and suppliers.

The Board has not designated a lead director. Given the limited number of directors comprising the Board, the independent directors call and plan their executive sessions collaboratively and, between Board meetings, communicate with management and one another directly. Given the circumstances, the directors believe that formally combining into a lead director role functions in which all the directors currently participate might detract from, rather than enhance, the directors’ performance of their responsibilities.

The Board is responsible for the overall supervision of the Company’s risk oversight efforts as they relate to the key business risks facing the organization. Management identifies, assesses, and manages the risks most critical to the Company’s operations on a day-to-day basis. The Board of Director’s role in risk oversight of the Company is consistent with the Company’s leadership structure, with senior management having responsibility for assessing and managing the Company’s risk exposure, and the Board and its committees providing oversight as necessary in connection with those efforts.

Director Compensation

The Company pays an annual cash retainer of USD30,000 per annum to each of its independent directors. Employee directors are not entitled to compensation for their service as directors.

EXECUTIVE OFFICERS

The following table sets forth the names and ages of our current executive officers, their respective positions and offices, and their respective principal occupations or brief employment history.

Name	Age	Office

Yong Hui Li	55	Chairman, Chief Executive Officer, and President

Jason Wang	42	Chief Financial Officer

Spencer Li	29	Vice President of Operations

Zijian Zhou	33	Chief Technology Officer

Xiu Wen	34	Vice President of Product

Please refer to the section titled “Proposal No. 1: Election of Directors” for information regarding Yong Hui Li and Spencer Li.

Jason Chia-Lun Wang has served as Fincera’s Chief Financial Officer since July 2009. Mr. Wang has also served as an independent director of Prime Acquisition Corp., a blank check company, since its inception in February 2011 until September 2013. From December 2007 until joining Fincera, Mr. Wang served as Director of Research and Analytics at Private Equity Management Group Inc. where he was responsible for analysis of prospective investments, credit and cash flow analysis, and valuations. From July 2005 until December 2007, Mr. Wang worked at QUALCOMM Inc., a developer and innovator of advanced wireless technologies, products and services, where his responsibilities included all phases of venture capital investing, from target company identification to portfolio management. From July 2004 until July 2005, Mr. Wang was an investment banking associate at Relational Advisors LLC, where he specialized in mergers and acquisitions and debt and equity fundraising. From March 2000 until July 2002, Mr. Wang was the Director of Corporate Development and Planning at 24/7 Real Media Inc., a global digital marketing company. Prior to that, Mr. Wang was an investment banking analyst in the Global Mergers and Acquisitions Group at Chase Securities Inc. Mr. Wang received his MBA from the UCLA Anderson School of Management in June 2004 and bachelor degrees from both the Wharton School and the School of Engineering and Applied Science at the University of Pennsylvania in May 1998. Mr. Wang is a CPA licensed in Virginia.

Zijian “AJ” Zhou has served as Fincera’s Chief Technology Officer since May 10, 2017. Mr. Zhou oversees all development and operations of the Company’s internet platforms and information systems. Prior to joining Fincera, from June 2012 to May 2017, Mr. Zhou was the Development Manager for the video search department at Baidu (NASDAQ: BIDU), the leading Chinese online search company. At Baidu, Mr. Zhou was involved in all aspects of the Baidu Video product development and development team management, reporting directly to the department head. From July 2010 to June 2012, Mr. Zhou was a Senior Software Developer at Hanwang Technologies (SHE: 002362), a leading Chinese provider of OCR and other image recognition technologies. Mr. Zhou received a Bachelor’s degree in Computer Science from China University of Mining and Technology in 2007 and a Master’s degree in Software Engineering from Tsinghua University in 2010.

Xiu “Gary” Wen was appointed as Fincera’s Vice President of Product effective March 18, 2018. Previously, Mr. Wen served as a Product Director for Fincera’s internet finance products from January 14, 2016 to March 2018. As Product Director, Mr. Wen managed the product design processes for the CeraVest and CeraPay platforms. Prior to joining Fincera, from June 2015 to January 2016, Mr. Wen was a Senior Product Manager at Tianhong Asset Management, a firm controlled by Ant Financial and Alibaba (NYSE: BABA) that operates the popular money market fund, Yu’ebao. At Tianhong, Mr. Wen was responsible for leading various product feature developments for Yu’ebao. From July 2014 to June 2015, Mr. Wen was Co-Founder and Vice President of Product for Yangguang Haitao, a cross-border e-commerce platform focused on selling imported consumer goods in China. From July 2011 to July 2014, Mr. Wen was a Senior Product Manager in the Internet Product Department at Samsung Electronics in China. At Samsung, Mr. Wen focused on feature development for Samsung smartphones and wearables and led collaboration projects with Chinese internet companies. From July 2008 to July 2011, Mr. Wen was a Product Manager at Hanwang Technologies (SHE: 002362), a leading Chinese provider of OCR and other image recognition technologies. Mr. Wen received a Bachelor’s degree in Computer Science from Harbin Engineering University in 2006 and a Master’s degree in Computer Science from Harbin Institute of Technology in 2008.

Former executive officer Xing Wei resigned from his position as Chief Operating Officer effective as of August 22, 2017. Mr. Wei’s resignation was not in connection with any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Former executive officer Lei Chen resigned from his position as Senior Vice President effective as of March 18, 2018. Mr. Chen’s resignation was not in connection with any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

 SECURITIES OWNERSHIP

The following table sets forth, as of June 5, 2018, certain information regarding beneficial ownership of Fincera’s Shares by each person who is known by Fincera to beneficially own more than 5% of Fincera’s Shares. The table also identifies the stock ownership of each of Fincera’s directors, each of Fincera’s named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the Shares indicated. Fincera’s major shareholders do not have different voting rights than any other holder of Fincera’s Shares.

Shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Ordinary Shares (2)
Honest Best Int’l Ltd. (3)	39,709,224	81.25%
Yong Hui Li	39,709,224(4)	81.25%
James Cheng-Jee Sha	2,590,314(5)	5.30%
Diana Chia-Huei Liu	502,322(6)	1.03%
Leon Ling Chen	5,600	*
Hui “Tom” Shen	31,342(7)	*
Jason Wang	262,200(8)	*
Spencer Ang Li	136,378	*
Zijian Zou	5,000(9)	*
Xiu Wen	5,833(10)	*

All directors and executive officers as a group (eight individuals)	43,248,213(11)	88.00%

*
Less than 1%

(1)
Unless indicated otherwise, the business address of each of the individuals is 27/F Kai Yuan Finance Center, No. 5, East Main Street, Shijiazhuang, Hebei, People’s Republic of China.

(2)
Based on 48,874,433 ordinary shares of Fincera issued and outstanding as of June 5, 2018, except that ordinary shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(3)
Yong Hui Li is the sole shareholder of Honest Best Int’l Ltd. and has sole voting and dispositive power over such Shares.

(4)
Consists of 39,709,224 Shares owned by Honest Best Int’l Ltd., whose sole shareholder is Mr. Yong Hui Li.

(5)
Consists of 1,990,314 Shares owned by Sha Living Trust (Mr. Sha is a trustee of Sha Living Trust) and 600,000 Shares owned by Irrevocable Trust of James CJ Sha and Wen-Hsing Sha (Mr. Sha’s spouse is a trustee of this trust).

(6)
Includes 19,596 Shares owned by William Tsu-Cheng Yu, Ms. Liu’s husband.

(7)
Includes 30,024 Shares underlying fully vested and exercisable incentive stock options.

(8)
Includes 230,400 Shares underlying fully vested and exercisable incentive stock options.

(9)
Consists of 5,000 Shares underlying vested incentive stock options exercisable within 60 days.

(10)
Includes 5,833 Shares underlying incentive stock options exercisable within 60 days.

(11)
Includes 271,257 Shares underlying 271,257 incentive stock options exercisable within 60 days.

PROPOSAL NO. 2: RATIFICATION OF INDEPENDENT AUDITOR

The Audit Committee has appointed Marcum Bernstein & Pinchuk LLP (“MBP”) as the independent auditor of the Company to audit the financial statements of the Company for the fiscal year ending December 31, 2018, and the Board is asking shareholders to ratify that appointment.

A representative of MBP is expected to be present either in person or via teleconference at the Annual Meeting, with the opportunity to make a statement, if he or she desires to do so, and is expected to be available to respond to appropriate questions.

The Audit Committee is not required to take any action as a result of the outcome of the vote on this proposal. In the event shareholders fail to ratify the appointment, the Audit Committee will reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interest of the Company and the shareholders.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE FOLLOWING ADVISORY RESOLUTION:

RESOLVED, THAT THE APPOINTMENT OF MARCUM BERNSTEIN & PINCHUK LLP TO ACT AS THE COMPANY’S INDEPENDENT AUDITOR FOR THE YEAR ENDING DECEMBER 31, 2018 BE, AND HEREBY IS, RATIFIED.

Principal Accountant Fees and Services

The following table represents the approximate aggregate fees for services rendered by Marcum Bernstein & Pinchuk LLP for fiscal years ended December 31, 2017 and 2016:

	December 31, 2017	December 31, 2016
	RMB	RMB

Audit Fees – Marcum Bernstein & Pinchuk LLP	2,800,000	2,800,000
Audit-Related Fees	─	─
Tax Fees	─	─
All Other Fees	─	─
Total Fees	2,800,000	2,800,000

Audit Fees

Marcum Bernstein & Pinchuk LLP audit fees for 2017 and 2016 consist of the audits of our financial statements for the years ended December 31, 2017, 2016 and 2015 and the reviews of our interim financial statements included in 6-K filings for 2017 and 2016.

Audit-Related Fees

There were no audit-related fees incurred by the Company during 2017 or 2016.

Tax Fees

There were no fees billed by Marcum Bernstein & Pinchuk LLP for tax services rendered during fiscal years ended December 31, 2017 and 2016.

All Other Fees

There were no fees billed by Marcum Bernstein & Pinchuk LLP for other professional services rendered during fiscal years ended December 31, 2017 and 2016.

Pre-Approval of Services

Before we engage our external auditor to render audit or non-audit services, the engagement is pre-approved by our audit committee. Our audit committee reviews our external auditor’s engagements letters for audit and non-audit services. All of the services provided by our external auditor for the fiscal years 2017, 2016 and 2015 were pre-approved by the audit committee in this manner.

GENERAL

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies.  Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request.  In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding Shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The Board maintains a process for shareholders to communicate with the Board. Shareholders wishing to communicate with the Board or any individual director may write to the Board or the individual director to the Board, c/o Fincera Inc., 27/F Kai Yuan Finance Center, No. 5, East Main Street, Shijiazhuang, Hebei Province, 050011, People’s Republic of China. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual and current reports and other documents with the SEC under the Exchange Act of 1934. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

ANNUAL MEETING OF SHAREHOLDERS OF
FINCERA INC.
August 30, 2018
NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement and Proxy Card are available at:

https://www.fincera.net/investor-relations

Please sign, date and mail your proxy card in the envelope provided promptly.

PROXY
FINCERA INC.
ANNUAL MEETING OF SHAREHOLDERS

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Yong Hui Li or Jason Wang, each individually, as proxy to represent the undersigned at the Annual Meeting of Shareholders to be held at the offices of the Company located at 27/F Kai Yuan Finance Center, No. 5, East Main Street, Shijiazhuang, Hebei, People’s Republic of China, on August 30, 2018, at 10:00 a.m. local time, and at any adjournments thereof, and to vote the ordinary shares the undersigned would be entitled to vote if personally present, as indicated below.

Unless otherwise specified, this proxy will be voted “FOR” proposals 1 and 2. The Board of Directors recommends that you vote “FOR” proposals 1 and 2.

1.           Election of Directors

Yong Hui Li	FOR ☐	AGAINST ☐	ABSTAIN ☐
James Cheng-Jee Sha	FOR ☐	AGAINST ☐	ABSTAIN ☐
Diana Chia-Huei Liu	FOR ☐	AGAINST ☐	ABSTAIN ☐
Leon Ling Chen	FOR ☐	AGAINST ☐	ABSTAIN ☐
Hui “Tom” Shen	FOR ☐	AGAINST ☐	ABSTAIN ☐

2.           Ratification of the appointment of Marcum Bernstein & Pinchuk LLP as the independent auditor of the Company.

FOR ☐	AGAINST ☐	ABSTAIN ☐

If any other business is presented at the meeting, this proxy will be voted by those named in this proxy in their best judgment. At the present time, the Board of Directors is not aware of any other business to be presented at the meeting.

The ordinary shares represented by this proxy, when properly executed, will be voted as directed. Abstentions will be treated as being present and entitled to vote on the other items presented at the annual meeting and, therefore, will have the effect of votes against such proposals.

Signature of Shareholder:	Date:	, 2018

Signature of Shareholder:	Date:	, 2018

Note: If shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.